
GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
7715
7700




05007817

15 April 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**
- **Purchase of own securities held in Treasury**

For your information I enclose a copy of the above announcement.

Yours faithfully,

**Sandie De Ritter**



Enc

# GKN plc

## Purchase of own securities held in Treasury

GKN plc announces that on 14 April 2005 it purchased 250,000 of its ordinary shares at a price of 245.63p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 16,275,000 of its ordinary shares in Treasury and has a total of 722,499,431 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
14 April 2005